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                                   December 4, 1996



Credit America Venture Capital, Inc.
c/o Douglas W. Baena
4355 N.W. 128 Street
Miami, Florida  33054

Mako Marine International, Inc.
4355 N.W. 128 Street
Miami, Florida  33054

Gentlemen:

    We are this day executing and delivering a Stock Purchase Agreement (the "Stock Purchase Agreement") by and between Tracker Marine, L.P. ("Tracker") and Mako Marine International, Inc. ("Mako" or the "Company") and the Tracker/CAVC Stock Purchase Agreement (the "CAVC Agreement") by and between Tracker and Credit America Venture Capital, Inc. ("CAVC"). The CAVC Agreement contemplates the sale by CAVC to Tracker of 930,000 shares of Common Stock of Mako concurrently with the closing of the Stock Purchase Agreement. Subject to the terms hereof, Tracker hereby agrees to indemnify and hold harmless CAVC, its directors, officers, agents and employees and such persons, if any, who control CAVC within the meaning of Section 15 of the Securities Act of 1933 and the directors and officers of the Company (the "Indemnified Parties") against any and all losses, liabilities, claims, damages or expenses whatsoever (including, but not limited to, any and all legal or other expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) by reason of any third party claim against any Indemnified Party asserting that such Indemnified Party is liable to the claimant or Mako by reason of any difference in the per share value of the consideration paid to CAVC under the CAVC Agreement and the per share consideration paid to Mako under the Stock Purchase Agreement. The parties hereto acknowledge that the per share consideration under the CAVC Agreement and the Stock Purchase Agreement were negotiated at arm's length and that the value


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Page Two
December 4, 1996


of such consideration under the Stock Purchase Agreement is at least equal in value to the consideration under the CAVC Agreement. The foregoing acknowledgment shall have no effect on the rights and obligations of the parties hereto.

    An Indemnified Party hereunder shall promptly notify Tracker in writing of all matters which may give rise to the right of indemnification hereunder. Tracker shall have the right, with the consent of the Indemnified Party, which consent shall not be unreasonably withheld, to settle all indemnifiable matters related to such claims by third parties which are susceptible to being settled and to defend with counsel chosen by Tracker, which counsel shall be reasonably acceptable to the Indemnified Party, any action which may be brought by a third party in connection therewith; provided, however, that the Indemnified Party shall have the right to have its counsel participate in such defense at its own expense. The parties shall keep each other informed of all settlement discussions with third parties.

    The indemnification agreement of Tracker set forth herein shall be in addition to any available liability insurance, and shall not supplant, replace or otherwise serve as other insurance for or in respect of any liability insurance coverages available to the Indemnified Parties.

    This agreement shall not be affected by paragraph 10.6 of the Stock Purchase Agreement or paragraph 5.1 of the CAVC Agreement.

    If the foregoing meets with your approval, kindly indicate your agreement in the space provided below.

                             TRACKER MARINE, L.P.

                             By /s/ Kenneth Burroughs
                                ---------------------

AGREED:

CREDIT AMERICA VENTURE CAPITAL, INC.

By /s/ Douglas W. Baena
   --------------------


MAKO MARINE INTERNATIONAL, INC.

By /s/ Douglas W. Baena
   --------------------